Exhibit 99.1

Ballard announces $54 million of additional funding support, bringing total U.S. federal funding to $94 million for Ballard's fuel cell Gigafactory in Texas

VANCOUVER, BC and ROCKWALL, Texas, April 1, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) announced it has been awarded $54 million of investment tax credits from the U.S. Internal Revenue Service as part of the Qualifying Advanced Energy Project Tax Credit (48C), funded by the Inflation Reduction Act (IRA). The 48C program, which provides 30% investment tax credits for selected clean energy manufacturing projects, is designed to support secure and resilient domestic clean energy supply chains. Ballard plans to use the $54 million in tax credits to support the build-out of a new fuel cell Gigafactory in Rockwall, Texas.

"Ballard sits at the convergence of the megatrends of decarbonization, energy security, and technology change, with highly disruptive and proven zero-emission fuel cell products," said Randy MacEwen, Ballard's President & Chief Executive Officer. "We are encouraged with the increasingly constructive policy landscape, including the recent unveiling of the U.S. National Blueprint for Transportation Decarbonization and the National Zero-Emission Freight Corridor Strategy. At the same time, we are seeing growing customer interest across our market verticals."

Mr. MacEwen added, "Customers are being very clear – they are counting on us to be there for them at volume and at the right costs. The ability for us to demonstrate a clear roadmap to high production volumes at significantly reduced costs is critical to customers transitioning from demonstrations to future scaled deployments."

Mr. MacEwen continued, "This award of $54 million in tax credits, combined with our previously announced award of $40 million in U.S. Department of Energy grants, provide Ballard with a total of $94 million of U.S. federal funding to support the build-out of our Rockwall Gigafactory. This represents significant investment leverage as we plan to bring scaled, advanced manufacturing of next-generation fuel cells online in late 2027 – at the same time when we expect to reach capacity constraints of our existing North American production facilities based on our forecasted growth and production volumes."

Ballard Rockwall Giga 1 is planned to be located on a parcel of 22 acres of industrial land within the Rockwall Technology Park in Rockwall, Texas. In Phase I, Ballard plans to invest approximately $110 million (net of the $40 million in expected DOE grants and the $54 million in expected 48C tax credits) from 2024 through the end of 2027 to build and commission a new manufacturing facility for membrane electrode assemblies (MEAs), bipolar plates, stacks, and engines.

"We are pleased with the progress we are making on our planning for Ballard Rockwall Giga 1," commented Mark Biznek, Ballard's Chief Operating Officer. "This advanced manufacturing facility is a strategically important initiative in our 'local for local' global manufacturing plan to enable future growth while providing us with attractive financial returns on our invested capital. We expect our Phase I investment to provide for annual production capacity of 8 million MEAs, 8 million bipolar plates, 20,000 fuel cell stacks, and 20,000 fuel cell engines per year, or the equivalent of 3 gigawatts of fuel cells. We plan to manufacture next generation fuel cell products incorporating the benefits of our work relating to technology innovation and design changes, supply chain collaboration, and the introduction of volume production processes and advanced automation to drive down costs."

Ballard expects to make a final investment decision on this facility later in 2024, pending completion of customary conditions, including necessary approvals and definitive documentation.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned operations expansion, related investments, product cost and market impacts, and anticipated implementation timeline. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:35e 01-APR-24